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Exhibit 99.1

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For Immediate Release
June 3, 2003

DRAXIS Realigns Executive Management Team

        MISSISSAUGA, ONTARIO, June 3, 2003—Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), today announced the realignment of the Company's executive management team to reflect the growing importance of its core operating businesses in Montreal; radiopharmaceuticals and pharmaceutical contract manufacturing.

        Effective July 1, 2003 the office of the Chief Financial Officer for DRAXIS Health Inc. will move to the Company's Montreal facility where it will provide analysis and productivity measures for the operating divisions as well as the normal external reporting function for the Company. The position will be assumed by Mark Oleksiw, currently Director of Finance in Montreal. Mr. Oleksiw will become a member of the senior executive team as well as the Company's Executive Operating Committee.

        Mr. Jim Garner, currently Senior Vice President, Finance and Chief Financial Officer will leave the Company to take a senior position as of July 7, 2003 with a major Canadian healthcare company in the Toronto region. Mr. Garner's responsibilities since September 2002 as Acting President of DRAXIS Pharma Inc., the Company's pharmaceutical contract manufacturing subsidiary, have been assumed by Mr. John Durham, who was recently appointed President of DRAXIS Pharma.

        Mr. Dan Brazier is promoted to Senior Vice President, Corporate Development and Strategic Planning effective July 1, 2003. Mr. Brazier's new responsibilities are in addition to his on-going role since 1998 as President of DRAXIS Pharmaceutica, the Company's Canadian pharmaceutical sales and marketing division. DRAXIS is currently in late stage negotiations for the divestiture of the balance of the assets of this division.

        Mr. Chien Huang is promoted to Vice President Finance effective July 1, 2003, with responsibility for corporate financial management and control and will serve as financial assistant to the Chief Executive Officer. Mr. Huang will be located in the Company's corporate offices in the Toronto area and will provide financial support for a wide range of activities including strategic planning, corporate development and investor relations.

        Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health noted, "The pending completion of the divestiture of our Canadian pharmaceutical sales and marketing division focuses management attention on our two core businesses in Montreal."

        Dr. Barkin continued,"This stronger alignment of operating executives with the production facilities in Montreal lays the groundwork for the anticipated growth in our core business activities—manufacturing, customer service and new product development and introduction. This structure more closely reflects our desire to streamline operations in Montreal and is consistent with recent initiatives we have undertaken to integrate a number of functions across the Company to increase efficiency in areas such as finance, information technology, and human resources."

        Dr. Barkin added, "DRAXIS is most grateful to Jim Garner for his substantial contribution to the financial and strategic progress of DRAXIS during a period of significant transformation for the Company and we wish him well in his continuing career in the healthcare industry. We also thank Jim for his recent leadership and hard work as Acting President of DRAXIS Pharma in the period leading up to the recent appointment of John Durham."

        John Durham brings to DRAXIS more than 20 years of pharmaceutical industry experience, most recently as a General Manager for an international contract manufacturer, with responsibilities for operations, finance, sales and marketing, business development and strategic planning. Mr. Durham has held increasingly responsible positions spanning all aspects of pharmaceutical manufacturing for leading pharmaceutical companies including Upjohn, Alcon Laboratories, the McNeil Consumer Healthcare division of Johnson & Johnson and Sandoz Canada.

        Mark Oleksiw joined DRAXIS in July 2002 after eight years with an international accounting firm, most recently as a senior manager with a focus on U.S. and Canadian publicly listed life science and technology companies. He also spent three years with Bell Canada and BCE Inc. with responsibility for external reporting plus two years as Senior Internal Auditor at McGill University. Mr. Oleksiw has significant experience related to U.S. accounting and auditing standards, SEC reporting and securities'

legislation and taxation in addition to having met U.S. Certified Public Accountant requirements. Mr. Oleksiw has lectured in the Chartered Accountancy Program at McGill University since 1995 and works closely with the Canadian Institute of Chartered Accountants. Mr. Oleksiw is a Chartered Accountant and earned his Graduate Diploma in Public Accountancy and a B. Com. from McGill University.

        Dan Brazier has been a member of the Company's senior management team since 1998 when he joined DRAXIS to direct the Company's Canadian sales and marketing activities. He is currently serving as President of DRAXIS Pharmaceutica and has maintained the stability and integrity of that business throughout its divestiture process. Mr. Brazier brings to his new position at DRAXIS 23 years of progressive experience in various marketing and sales management positions covering prescription, medical device, over the counter and retail product categories. Mr. Brazier holds an Honours B. Comm., majoring in Marketing and Finance.

        Chien Huang joined DRAXIS in 1998 as Assistant Controller and has since served in various corporate finance capacities. He has eight years of prior experience including positions as a manager of business process re-engineering, senior financial planning and analysis and in the audit group of a major international accounting firm. Mr. Huang is a Chartered Accountant and earned his Graduate Diploma in Public Accountancy from McGill University as well as a B.Sc. from the University of Toronto.

        The Company's Montreal-based manufacturing facility will be the location for financial management operations, human resources and information technology for the Company. The two operating business units in Montreal are under the executive management of Dr. Richard Flanagan, President of DRAXIMAGE Inc., and John Durham, President of DRAXIS Pharma.

        The Company's senior executive team will now be comprised of Dr. Martin Barkin, President and CEO, Dr. Richard Flanagan, President of DRAXIMAGE Inc., John Durham, President of DRAXIS Pharma Inc., Dan Brazier, Senior Vice President Corporate Development and Strategic Planning, and Mark Oleksiw, Chief Financial Officer. The Executive Operations Committee also includes Jack Carter, Vice President Human Resources, Chien Huang, Vice President Finance, Jerry Ormiston, Executive Director Investor Relations, and Douglas Parker, General Counsel.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward- looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston
Executive Director, Investor Relations
Phone: 877-441-1984

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DRAXIS Realigns Executive Management Team